CanAlaska Ventures Ltd.

TSX.V – CVV OTCBB – CVVLF	Toll Free 1.800.667.1870	www.canalaska.com
FOR IMMEDIATE RELEASE		NEWS RELEASE

Vancouver, BC – February 14, 2006. CanAlaska Ventures Ltd. (the “Company”) wishes to announce a non-brokered private placement of up to 5,952,381 units at a purchase price of $0.42 per unit for gross proceeds of up to $2,500,000.  Each unit will consist of one common share in the capital of the Company and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.52 per warrant share for a period of twelve months from the date of issuance of the warrants.

The proceeds from the private placement will be used for exploration of the Company’s uranium properties in the Athabasca Basin and for general working capital purposes.

A finder’s fee of up to 7% may be paid in cash and/or warrants.

The Company has granted 200,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.42 per common share for a period of five years.

The foregoing is subject to regulatory approval.

About CanAlaska Ventures Ltd.

CanAlaska possesses sixteen, 100% owned, uranium projects in the Athabasca Basin.   Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 1,860,000 acres.  In 2005, CanAlaska expended over Cdn$4 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  The first of these properties is now being drill-tested.

Investor Contact: Emil Fung Tel: 604.685.1870 Toll Free: 1.800.667.1870 Email: ir@canalaska.com

On behalf of the Board of Directors

Peter Dasler, President & CEO

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	February 14, 2006